Exhibit 1

British American Tobacco p.l.c.

(“the Company”)

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

Conditional Share Awards

On 1 September 2026, the Company granted six awards of British American Tobacco p.l.c. ordinary shares of 25p each (the “Shares”) to the following Executive Director (the “Awards”). The Awards are intended to replace long term incentives from the previous employer that were forfeited on joining the Company.

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Dragos Constantinescu
2	Reason for the notification
a)	Position/status	Chief Financial Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	British American Tobacco p.l.c.
b)	LEI	213800FKA5MF17RJKT63
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 25p each GB0002875804
b)	Nature of the transaction	Award of unrestricted shares, immediately available.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		£41.29	12,254

d)	Aggregated information - Aggregated volume - Price	12,254 £505,967.66
e)	Date of the transaction	2026-09-01
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Dragos Constantinescu
2	Reason for the notification
a)	Position/status	Chief Financial Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	British American Tobacco p.l.c.
b)	LEI	213800FKA5MF17RJKT63
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 25p each GB0002875804
b)	Nature of the transaction	Award of shares under the Restricted Share Plan which shall vest on 20 March 2027.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		£41.29	14,091

d)	Aggregated information - Aggregated volume - Price	14,091 £581,817.39
e)	Date of the transaction	2026-09-01
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Dragos Constantinescu
2	Reason for the notification
a)	Position/status	Chief Financial Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	British American Tobacco p.l.c.
b)	LEI	213800FKA5MF17RJKT63
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 25p each GB0002875804
b)	Nature of the transaction	Award of shares under the Restricted Share Plan which shall vest on 20 March 2028.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		£41.29	23,266

d)	Aggregated information - Aggregated volume - Price	23,266 £960,653.14
e)	Date of the transaction	2026-09-01
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Dragos Constantinescu
2	Reason for the notification
a)	Position/status	Chief Financial Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	British American Tobacco p.l.c.
b)	LEI	213800FKA5MF17RJKT63
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 25p each GB0002875804
b)	Nature of the transaction	Award of shares under the Restricted Share Plan which shall vest on 19 March 2029.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		£41.29	8,304

d)	Aggregated information - Aggregated volume - Price	8,304 £342,872.16
e)	Date of the transaction	2026-09-01
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Dragos Constantinescu
2	Reason for the notification
a)	Position/status	Chief Financial Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	British American Tobacco p.l.c.
b)	LEI	213800FKA5MF17RJKT63
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 25p each GB0002875804
b)	Nature of the transaction	Award of shares under the Restricted Share Plan which shall vest on 20 March 2030.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		£41.29	3,320

d)	Aggregated information - Aggregated volume - Price	3,320 £137,082.80
e)	Date of the transaction	2026-09-01
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Dragos Constantinescu
2	Reason for the notification
a)	Position/status	Chief Financial Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	British American Tobacco p.l.c.
b)	LEI	213800FKA5MF17RJKT63
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 25p each GB0002875804
b)	Nature of the transaction	Award of shares under the Performance Share Plan which will vest to the extent that the performance conditions are satisfied at the end of the three-year performance period. The shares will be released following a holding period of two years on 1 September 2031. The volume below represents the maximum number of Shares that could vest assuming performance conditions are met in full.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		£45.00	63,777

d)	Aggregated information - Aggregated volume - Price	63,777 £2,869,965.00
e)	Date of the transaction	2026-09-01
f)	Place of the transaction	Outside a trading venue

Name of officer of issuer responsible for making notification: Nancy Jiang
Date of notification: 2 September 2026